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Exhibit 12

CENTURYLINK, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in millions)
Income before income tax expense	$1,250	948	1,531	813	561
Less: Income from equity investee	(15)	(13)	(16)	(19)	(13)
Add: estimated fixed charges	1,504	1,223	615	418	229
Add: estimated amortization of capitalized interest	15	12	2	2	1
Add: distributed income of equity investee	12	14	16	20	16
Less: interest capitalized	(43)	(25)	(13)	(3)	(2)

Total earnings available for fixed charges	$2,723	2,159	2,135	1,231	792

Estimate of interest factor on rentals	142	126	57	48	27
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,319	1,072	545	367	200
Interest capitalized	43	25	13	3	2

Total fixed charges	$1,504	1,223	615	418	229

Ratio of earnings to fixed charges	1.81	1.77	3.47	2.94	3.46

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  Exhibit 12
CENTURYLINK, INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)